UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Book+Main, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 31, 2017

Physical address of issuer
222 Merchandise Mart Plaza, Suite 1212, Chicago, IL, 60654 USA

Website of issuer
http://bookandmain.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$171,927	$32,749
Cash & Cash Equivalents	$164,027	$24,349
Accounts Receivable	0	$500
Short-term Debt	$67,487	$42,587
Long-term Debt	$37,400	$30,000
Revenues/Sales	$17,790	$18,641
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	(265,656)	($253,022)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tracey Suppo

(Signature)

Tracey Suppo

(Name)

Chief Executive Officer, President and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Tracey Suppo

(Signature)

Tracey Suppo

(Name)

Chief Executive Officer, President and Director

(Title)

7/20/2020

(Date)

/s/ Toni McCarty

_____
(Signature)

Toni McCarty

_____
(Name)

Chief Financial Officer

_____
(Title)

7/20/2020

_____
(Date)

/s/Kyle Backer

_____
(Signature)

Kyle Backer

_____
(Name)

Director

_____
(Title)

7/20/2020

_____
(Date)

EXHIBITS

EXHIBIT A: Form C-AR (Annual Report)
EXHIBIT B: Financials

EXHIBIT A
Form C-AR (Annual Report)

JULY 20, 2020

Book+Main, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Book+Main, Inc. ("Book+Main", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://bookandmain.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual repot pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

This Form C-AR contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Book+Main, Inc. is a Delaware corporation, incorporated on March 31, 2017.

The Company is located at 222 Merchandise Mart Plaza, Suite 1212, Chicago, IL, 60654 USA.

The Company's website is http://www.bookandmain.com.

The Company conducts business in Chicago, IL.

The information on or through our website is not a part of this Form C-AR.

The Business

Book+Main is a sales and marketing tool for authors, and a book discovery tool for readers, brought together in an online community to foster ongoing, authentic connection between the two. Authors and readers connect with Bites—excerpts specifically chosen by the author—to give readers instant access to the writing. Bites, backed by a robust search engine of 350+ genre-specific keywords, are the best way for readers to discover the exact type of book they're looking for and ultimately, to find new authors. Book+Main is a mobile-first platform that's available on iOS, Android and web. Since launch in November '17, there are currently 45K+ registered users on the platform, including 3.4K+ authors, in more than 150 countries.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has raised to date may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able

to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors for content on our mobile and internet based platform (the "Platform") to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from the COVID-19 pandemic or other natural disasters and events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are Entirely Dependent on our Authors and Content Providers to provide Novels and Content for our Platform

Our future development and growth depends on the commercial success of our Platform and content delivery service. Our Platform, or other services under development, may not achieve widespread market acceptance. We have recently begun to commercially introduce our service for the delivery of books, novels and other content on our Platform, and our future growth will depend, in part, on customer acceptance of this service. Any failure to secure books, novels and other content from authors and content providers would diminish the value proposition of our Platform and our current and planned services to operate as expected could delay or prevent their adoption. If our target customers do not purchase or successfully adopt our planned services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed. In addition, to the extent we promote any portion of our technology as an industry standard by making it readily available to users, we may not receive revenue that might otherwise have been received by us.

Our Technology for Mobile Devices is Relatively New, and our Business will Suffer if it Does Not Continue to Develop as we Expect

The market for content delivery services to mobile devices is relatively new. We cannot be certain that a viable market for our Platform will emerge or be sustainable. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed.

ANY FAILURE OF OUR PLATFORM INFRASTRUCTURE COULD LEAD TO SIGNIFICANT COSTS AND DISRUPTIONS WHICH COULD REDUCE OUR REVENUE AND HARM OUR BUSINESS, FINANCIAL RESULTS AND REPUTATION.

Our business is dependent on providing our customers with original, exclusive and appealing content in a novel and efficient manner. Failure to do so would diminish our product offering and harm our financial results

Any Failure of our Authors and Content Providers to Provide Original Works and Content to us Could Result in a Devaluation of our Service

Our operations are dependent upon authors and content providers to provide a continually updated and fresh amount of content. Any failure of such providers to provide the capacity we require may result in a reduction in, or termination of, service to our customers. This failure may be a result of the providers choosing other platforms that are competitive with our Platform, failing to comply with or terminating their agreements with us or otherwise not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to content, we could lose customers or fees charged to such customers, and our business and financial results could suffer.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

As competition in the Internet and mobile content delivery market continues to intensify, new solutions will come to market. We are aware that other companies will in the future focus significant resources on developing and marketing products and services that will compete with our Platform.

Increased competition could result in:

- Price and Revenue Reductions and Lower Profit Margins;
- Increased Cost of Service from Providers;
- Loss of Customers; and
- Loss of Market Share

Any one of these could materially and adversely affect our business, financial condition and results of operations.

Our Business will Suffer if we are Not Able to Scale our Network as Demand Increases

We have had only limited deployment of our content delivery Platform to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology and support. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

Our Business will Suffer if we Do Not Respond to Technological Changes

The market for content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our Platform technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Platform, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our Platform may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

We only recently begun our operations. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that we will operate profitably.

We Could Incur Substantial Costs Defending our Intellectual Property from Infringement or a Claim of Infringement

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, sue or sell our service. As a result, we may be found on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the publishing and content delivery business are increasingly brining suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following.

- Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
- Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and
- Seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

The Company is Dependent on Current Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Tracey Suppo, the Company's Chief Executive Officer, and Kyle Backer the Company's Chief Operating Officer.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

We expect the development of our mobile Platform and development services will require significant additional effort, resources, time and expenses.

If we are unable to make our products and services commercially available, we may not be able to fund future operations. Even if we are able to commercialize our potential products or services, there is no assurance that the product(s) would generate revenues or that any revenues generated would be sufficient for us to become profitable or thereafter maintain profitability.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced or prospects thereof severely diminished.

To successfully develop and grow our proposed business, we must develop and distribute our Platform to market on schedule and in a profitable manner. Delays or failures in launch or distribute our Platform could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that mobile Platform or custom development services will be able to achieve our expansion goals or that our mobile Platform will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced.

To successfully develop and grow our proposed business, we must develop, distribute and commercialize our Platform, secure strategic partnerships with various authors, content providers and distributors, and bring our Platform to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our Platform and business plan. Delays or failures in launch or distribute our mobile Platform could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of our Platform, which could hurt our ability to meet our objectives. We cannot guarantee that mobile Platform or custom development services (or any future products or services we develop) will be able to achieve our expansion goals or that our mobile Platform will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

We will face intense competition.

The market for publishing and content distribution services is already highly competitive. The current market for online publishing and content sharing has major companies like *Amazon and Apple* and we expect that the market will continue to develop expeditiously. In recent years, there have also been a number of new companies that have entered the market (some of which have been successful, some of which have been funded, some of which are thriving and some of which have been unsuccessful). Based on these other companies and competitors, we believe the market to be highly competitive similar to the manner in which the market is currently highly competitive. While we believe our Platform will compete directly in the online publishing and distribution marketplace, we will also indirectly compete with the various players in the industry. As a result, we may in the future develop and launch other products or services that may be in direct competition with the various players in the industry, which may have greater resources than us. There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

The Company has not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

In addition to the risks listed above, business are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each investor is encouraged to carefully analyze the risks and merits of an investment and should take into consideration when making such analysis, among other things, the Risk Factors described above.

BUSINESS

Description of the Business

Book+Main is a sales and marketing tool for authors, and a book discovery tool for readers, brought together in an online community to foster ongoing, authentic connection between the two. Authors and readers connect with Bites—excerpts specifically chosen by the author—to give readers instant access to the writing. Bites, backed by a robust search engine of 350+ genre-specific keywords, are the best way for readers to discover the exact type of book they're looking for and ultimately, to find new authors. Book+Main is a mobile-first platform that's available on iOS, Android and web. As of July 20, 2020, there are approximately 57k+ registered users on the platform, including 3.7K+ authors, in more than 150 countries.

Business Plan

Book+Main Bites is the first online community created to address the needs of the romance book world. The publishing world changed dramatically with the onset of electronic readers and the proliferation of independently published books. One aspect that has not changed is that the publishing industry is still driven by genre novels. Book+Main Bites is based in the romance genre. By focusing in a single niche, the company can offer a unique experience for a distinct set of customers.

The landscape of the overall romance novel industry exceeds the $1.44 Billion in book sales. Like most other industries, it is being swept up in the tide of digital transformations and continues to shift further away from traditional publishing models of the past into new, technology-driven spaces. Book+Main recognizes the constantly evolving social media channels that currently exist and is committed to building one that is transparent, flexible, efficient, and effective. Book+Main Bites is a sales and marketing tool that allows authors to create a profile page, promote their work, attract new readers, interact with their audience, link to online book retailers, and reduce inefficiencies in the promotion of backlist titles, while at the same time catering to the romance readers' need for community. The platform will also address the needs of other end-users such as bloggers and other members of the romance community.

The romance genre produces an enormous amount of new content, largely from independent authors coming into the marketplace each day, and accounts for a significant portion of all fiction novels. Understanding the new wave of romance authors and readers is the reason Book+Main Bites will excel in this space. More than 89% of romance book sales are digital, and more than 50% of those are from independent (or self-published) authors[1]. Book+Main Bites is nimble and staffed by digital natives, quickly seeing trends that impact such works. By creating services and products that address this dynamic marketplace, Book+Main Bites is creating an online community that will continue to transform with our customer base.

Value Proposition

Book+Main's product offering illustrates our powerful competitive advantage structured to capture market share. Our value proposition includes the following:
1. Book+Main Bites is the first online community built exclusively for the romance book world.
2. Book+Main Bites is the first book discovery tool of its kind that allows readers to search based on mood and immediately access an author's words.
3. Book+Main Bites utilizes business tools that increase operational efficiency for authors.
4. Book+Main Bites streamlines communication for book releases (to come) into a single portal.
5. Book+Main Bites converts to increased sales.

Industry Landscape

The Big Five traditional publishers (Penguin Random House, HarperCollins, Macmillan, Simon & Schuster, and Hachette) now account for only 13% of the e-books on Amazon's bestseller lists, and self-published authors account for 31% of e-book sales. According to AuthorEarnings.com[1], the market share of e-book author earnings from independently published works increased from 31-48%. Over the same two-year period (February 2014 – May 2016), Big Five-published authors decreased from 42% to 22%. Non-traditional book publishing has become a $1.25 billion industry.

With traditional book publishing, an author signs a contract with a publisher who in turn publishes the book and sells it through retailers. The publisher typically purchases the rights to publish the book and pays the author a royalty based on sales. Traditional publishing often requires the need to retain a book agent. However, publishers do handle the distribution of the book on behalf of the author.

The emergence of online self-publishing platforms has empowered authors to take many of these steps on their own. Thus, the number of self-published authors continues to increase accordingly. With online self-publishing, authors can leverage various paid services, but the majority of the marketing and distribution falls on the author. The appeal is that the authors control everything: distribution, cover design, release date, and pricing. Self-published authors have control of when the book is published, they retain all rights to the book, and the author receives 100% of the profits. (Online retailers like Amazon, Apple, etc. do collect a commission on book sales.)

Due to the same factors that are creating a space for self-publishing, independent publishing companies are also proliferating. An independent publishing company publishes the works of other authors, and may or may not publish the work of the owner. Independent publishing generally means there is no other party outside of the distributor. There are some blurred lines between an independent (non-traditional) author and independent publishing. In addition, self-published authors that use the services of self-publishing platforms or independent publishers, still label themselves as "indie" or an independent author. Book+Main refers to independent authors as both independent and self-published. The existence of hybrid models, consisting of a blend of traditional and independent models, is also worth noting.

At the same time, e-books have become more prolific and with them a number of different reading device options have arrived on the market, such as: Kindle, Nook, iPad (plus other tablets), and Kobo Aura. Amazon is the dominant distributor of such devices with approximately 80% market share. With the introduction of its Kindle Unlimited (KU) subscription service, readers now have unlimited reading on over 1 million titles, and the ability to enjoy them on multiple device types, for a monthly fee. E-books enrolled in the Kindle Unlimited program are exclusively available on Amazon, and they are enrolled for a 90-day period (which can be automatically renewed). Since authors are not paid per download on Kindle Unlimited but rather by pages read, the major traditional book publishers are not on Kindle Unlimited.

The majority of adult fiction is purchased online, and romance is the largest under that genre. Annual sales in the U.S. can only suggest how large the romance market is. To put global sales into context, Harlequin sells three romance books every second, with more than half of those sales occurring outside of North America. According to Nielsen Bookscan, the sales for romance print books is 27,500,000 units. The number of units for e-books is 235,000,000 units (from AuthorEarnings.com). In total, more than 268,000,000 romance novels are sold annually (e-book, print and audio). Romance book sales can be more difficult to track as 89% of sales are digital, and more than 50% are self-published. As such, approximately 67% of all US Romance sales are not tracked by any traditional industry metric like Nielsen[2].

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[1] http://authorearnings.com/report/may-2016-report/
[2] Note: Nielsen ebooks numbers reflect mainstream, traditional publishers. http://authorearnings.com/report/may-2016-report/

<u>Competitive Landscape</u>

Facebook has been a popular tool for authors, readers, bloggers, and fans to connect online. However, policy changes, data privacy concerns, and limitations imposed on organic reach have hampered functionality and growth for end-users. Facebook's real-name policy restricts how users create their user profiles, which has created issues for romance readers who value privacy and for authors who release books under pen names. Writers often use a pseudonym to write across different genres of fiction. Reasons for doing so can include reaching as many new readers as possible and the need for different branding across genres. Within the romance genre, authors often use a pen name to identify more erotic work to prevent reader confusion.

Further, Facebook has different groups that can be created: open/public, closed/private, or secret groups. That requires users to navigate the various groups for individual authors and bloggers. Most consumers are not social media experts with the time or ability to analyze all of the differences and nuances in these groups, especially when Facebook frequently implements policy changes in these areas. In addition, changes in user-feed algorithms have created more congestion in user feeds. The once organic reach that was allowed by the social media platform has been stifled. Now paid reach is required to receive almost any traction for similar posts in the past. Many users face massive challenges when new products are rolled out or changes to existing features are made. Due to the factors above, many authors in the community have seen a lower ROI on the platform, and with more than 6 million advertisers on Facebook, it simply has become more costly to market on Facebook competitively.

Goodreads is a site that allows users to track and review books online. Once a user profile is created, a user can add friends and view what is on their "shelves." Amazon bought Goodreads in 2013. After the acquisition, a number of longtime Goodreads members were frustrated by the site's policy changes with respect to reviews. In particular, reviewers with an interest in the romance or fantasy fiction space were negatively impacted. To enforce new policies, Goodreads deleted hundreds of reviews without advance notice. They also introduced a giveaway feature that required authors to give away a book and pay a premium price. This policy prompted more frustration for authors. Many authors have expressed dissatisfaction with Goodreads and the rampant existence of trolls on the site. While little has been done to the platform since acquisition to improve functionality, it has been speculated that reviews on Goodreads has significant impact on an author's visibility on Amazon, thus has kept authors beholden to remaining active on Goodreads.

Since the romance community and independent authors rely heavily on book reviews, the reaction within the community was not favorable. In addition, new release alerts from authors are not real-time and multiple notifications come at once, so news becomes lost in stacks of notifications, although users can add upcoming books they would like to read to their "Shelf," they are only sometimes notified when those titles are released.

Another book-centric site that services all genres, including romance, is BookBub. BookBub allows authors to claim profiles and add their books. It also allows readers to leave reviews and follow others on the platform. Additionally, authors can apply to have their books included in one of BookBub's daily newsletters (for a fee) which features books on sale. Based on feedback, authors have varying experiences. In fact, many have not been able to secure a spot. Authors can also apply to have their new releases included in a new release-centric post. Feedback from authors has been similar to that of the daily sale newsletter—some are not accepted, while others are not breaking even. This is most likely due to the price of the book, typically a lower price point in romance versus other genres.

While the preceding is a description of the industry landscape, Book+Main Bites does not view these existing platforms as competition, rather Book+Main Bites is a complement to them. In the future, the app will make it easier for readers to follow their favorite authors on other social media sites, including Facebook, Twitter and Instagram, so authors can increase their overall followers. The fastest growing Facebook user group is 65+ years, while the average age of romance readers is between 35 and 39 years and getting younger. According to industry sources, it is believed that 90% of romance readers are not engaged in the Facebook online book community. Yet the most active online space for romance readers is Facebook. Thus, there is a very large fan base that is not currently engaged in any online space.

In addition to the established channels discussed, Book+Main recognizes the existence of new self-publishing platforms, which may perform some level of promotion for their authors, or do so at a future time. Book+Main will continue to monitor industry trends and evolve alongside competitors and collaborators.

Book+Main Bites: User Base

Readers

Book+Main Bites is comprised of different user groups that rely on one another to create a connected online community. The readers of the romance genre are committed, engaged, and diverse. According to a report commissioned by Romance Writers of America[3] in December 2017, readers are 82% female, with an average age between 35 and 39 years, the highest percentage falling in the 25-34 age bracket. The percentage of male readers has increased by 2% up to 18% since the last study in 2014, and has increased by 9% since their 2012 report. Also of note, romance readers are getting younger. In 2014, the average romance reader was most likely to be between the ages of 30-54. With this shift, the readership is also more diverse in sexual orientation and in ethnicity. 92% of survey respondents are print readers; 64% are ebook readers; 35% are audiobook users, with tablets and smartphones listed as the most-used devices to read ebooks. Key takeaways from their study in December include the increased reading of ebooks on smartphones and that romance readers are, "extremely engaged on social media and willing to experiment with new authors."

Authors

The majority of independent authors do not have the large publicity and distribution channels that large publishing houses do. Thus, self-published authors rely much more heavily on advertising, social media, and online reviews from romance book bloggers and fellow readers. Before any book (electronic or print) becomes available for sale, an Advanced Reader Copy (ARC) is distributed to dedicated fans, bloggers, and members of Facebook groups formed around the author/blogger/romance genre. Authors also rely heavily, and not separately, on Amazon book reviews. Starting in the Fall of 2016, independent authors noticed that their positive ARC reviews started disappearing from their Amazon page without notice. Hence, reviewers no longer referenced receiving ARCs in exchange for an honest review. There have been other instances whereby people who are connected on Facebook and Goodreads were considered "friends" and subsequently banned from reviewing any books on Amazon at all.

Independent authors are, essentially, entrepreneurs and business people. With a large number of authors publishing their works digitally, there is an overwhelming time commitment required for social media. For many small businesses, social media is their primary tool to promote their work. Takeovers, when authors take control of a reader group/blogger/author's social media account (typically done on Facebook or Instagram) for a 15-60-minute period of time, is a questionably effective promotional tool that allows the author to introduce themselves to new audiences. Giveaways are another promotional tool, but laborious for the author to manage the process and to send out the prizes. Furthermore, there is a great deal of skepticism in the author community on how effective giveaways are in establishing new readers.

In this ever-changing, challenging, and exciting landscape, we look to bridge the gaps for both independent and traditional authors, to give both groups the exposure and visibility they are seeking.

Bloggers

Bloggers, often called a volunteer army, in the romance world, are fans, book reviewers, and ultimately enthusiastic readers of the genre. Similar to independent authors, bloggers have an interest in building their own community and following. Their interests may include personal passion and enjoyment, supporting their favorite authors, and becoming known as an authority in the space as well as, in certain circumstances, for financial gain. Regardless, many independent authors rely on the support of bloggers.

Further, bloggers are especially struggling with the shift from organic to paid reach on Facebook. Many of them are engaged in the romance book world as a passion project or hobby, and they cannot afford to boost their posts to achieve the same audience they were accustomed to reaching before. As a result, bloggers' reach is plummeting, largely because many of their own followers do not see their posts. Most bloggers do not have a revenue stream to pay for advertising, and those who do often do so in the form of a modest income from Amazon affiliate links. Bloggers are increasingly frustrated with their inability to reach the followings they have carefully cultivated and are seeking a new home to engage their following. A home where they can rebuild their community, confident that they won't lose the ability to reach them in the future.

Users currently enrolled in our blogger beta program have a special title to distinguish them from general readers. They are also testing additional functionality designed to help them build and communicate with their followers.

User Base Summary

Consider that virtually every romance blogger has a Facebook group, every romance author has a group, groups of authors have groups, publishers have pages and their authors each have pages and groups, the places in which a reader has to stay involved is never-ending. Also, authors may have pen names or "cute" online group names that do not reference their author name, which makes it difficult for fans to find and follow them. As readers consume more and more written material digitally, the need for streamlined tools and support for consumers and content producers must shift in response. The romance genre is particularly layered and in need of disruptive agility. The Book+Main Bites platform was created to address the complexities of this major industry.

Competitive Advantage + Proof of Concept

In 2011, Penguin Group (publisher of Tom Clancy) created an online community for genre fiction called Book Country, but it ultimately failed. There was no firm grasp of the indie writer scene, and that is what differentiates Book+Main Bites. Book+Main Bites has deep roots in this online romance book space and a desire to create a genuine community that addresses the needs of each user group in the romance genre by addressing unmet needs and surpassing the options that currently exist in the marketplace.

Book+Main Bites' co-founder Tracey Suppo discovered the social media corner of the book world in 2015. As an avid reader of romance novels since her teens, Suppo started a blog dedicated to romance for the Amazon Kindle Unlimited (KU) program in January 2016, seeing a demand in the space. Within a year, the site amassed more than 4,000 followers, and the private reader group she launched on Facebook, in March of 2016, has 15K+ members. As a savvy marketing executive, Suppo understood which growth strategies had traction in the community. Book+Main Bites was borne from her desire to create authentic, organic connection between readers and authors.

A feature in the private KU Facebook group she started inspired a concept site that validates the interest and demand for the Book+Main Bites platform. A nightly post in the group called Bedtime Story in the Korner was launched to test the connection between writing, engaging an audience, and increasing sales. Authors post original, unpublished, exclusive content for three nights each. The feature booked 120+ authors for all of 2017 within weeks of the idea's inception, ranging from new indie authors to New York Times bestselling authors. This not only underscores the interest in engagement, but also the speed in which this world operates, and the deep industry knowledge of the Book+Main Bites' team.

Book+Main Bites, a content-based social media platform, launched in August 2017 to a group of 150+ industry insiders before its full release in November 2017. The data and feedback based on usage validated the proof of concept. According to Romance Writers of America's commissioned report in December 2017, "content is listed as a more important purchase influence than recommendations," further validating the content-based approach of Book+Main.

Book+Main Bites invites authors and readers to share and enjoy a variety of content (or "Bites") from member-authors, including original content, deleted scenes, excerpts, and more. Its primary purpose is to serve as a sales and marketing tool for authors. On Book+Main Bites, published authors are the only users that can generate Bites. This gives authors who have seen their existing social media activity decline an outlet to share their content on a platform with an engaged, dedicated audience. Readers and bloggers can curate their content by following authors they know and by discovering new ones. Book+Main Bites allows readers to search new content, books, or authors by hashtags and keywords based on character names, genre, theme, etc. This type of tagging has become one of the most popular features of Book+Main Bites. It allows readers to find new authors in the subgenres where they have the greatest interest. It also allows authors a greater chance of being discovered by new readers. Not based on name or cover, but on the content itself.

The data analytics from Book+Main Bites since launch illustrates the demand for connection and the potential opportunity for growth. Highlights include the following (current as of April 2019):

• 45,000+ unique registered users
• 3,400+ romance authors
• 85,000+ Amazon, Apple Books, Barnes & Noble, and Kobo affiliate link clicks
• 7-11% monthly conversion on Amazon affiliate account

Book+Main Bites is available on iOS, Android, and web. As a sales and marketing tool for authors, the site is free for readers. Beginning in 2019, published and authenticated authors will be charged a fee of $9/month or $99/year to post content on the standard subscription. A premium subscription will be determined at a later date. Book+Main Bites has proven that readers who establish relationships with new authors and connections to their characters translates to increased book sales.

There are other apps that share stories or connect the interests of book lovers. Radish publishes serialized web fiction from select authors. After Dark (by Wattpad) features stories from romance writers. 20 Lines is a community of writers that share stories limited to 240 lines. These apps are often serial based (a chapter a week), some are free or freemium sites, which sell distracting ads within the stories that negatively impact the reader experience. Others allow unpublished writers to produce content, which reduces the "discoverability" of more seasoned authors. Book+Main Bites, by comparison, is a subscription-based service with the goal of increasing book sales for published authors. Other apps/sites exist in the marketplace that address some user needs such as community building, but nothing quite like Book+Main.

Most notably, Book+Main Bites differentiates its offering not only in the content of a Bite, but with its ability to be found through attached keywords and a robust back-end search. Unlike other social media posts, Bites have a much longer shelf life. Whereas posts on Facebook, Instagram and other platforms are lost within hours or days, documented examples already show sales related to Bites posted more than twelve months ago. This is especially powerful in boosting sales for an author's backlist. Authors who have published stories on various other apps have said, quite simply, that readers linger on those apps with very little conversion to book sales. Conversely, Book+Main Bites authors have new readers discovering them many, many months after a Bite is posted, resulting in additional book sales and increased audience.

Services and Features

Book+Main Bites is a paid subscription service that allows all user groups to consume and disseminate information about books and authors, organically build authentic community, and reduce barriers that currently inhibit reach. The Book+Main Bites platform allows a reader, author, or blogger the ability to create a profile page and customize their content preference by "following" the authors, readers, and bloggers they choose.

Authors have the ability to upload covers, provide release dates, and fully control their content. Authors also have the ability to link to Amazon, Apple Books, Barnes & Noble, Audible and Kobo. Readers have the ability to follow the authors they like and share their favorite Bites.

Tagging is a key feature of the platform. Although "romance" is used broadly, the reality is that many subgenres exist in this category. Romance Writers of America lists the following subgenres based on setting and plot: contemporary romance, erotic romance, historical romance, paranormal romance, romance with religious/spiritual elements, romantic suspense, and young adult romance.

The Book+Main Bites community will continue to evolve. The Company anticipates new features and tools will be tested and developed as the wants and needs of its members grow. Along with innovation, communication and transparency are high priority at Book+Main Bites. Any changes that are made to existing features will be communicated clearly to users to ensure user experience and value of services is not diminished.

Business Model

Book+Main Bites is a subscription-based business model. The monthly standard subscription fee for authors is $9/month or $99/year. A premium subscription will be determined at a later date.

Book+Main Bites launched with industry insiders, including numerous New York Times bestselling authors. The group of beta users active in the romance book community provided meaningful feedback to improve the Bites platform and implement new features into the site as it was in development.

In addition to monthly subscriptions, Book+Main Bites monetizes from both advertising and affiliate fees. Under advertising, Book+Main currently sells space in its newsletter, with spots including Featured Bites, Featured Books, and ads. In 2019, Book+Main will offer additional advertising vehicles.

Affiliate links offer the third line of revenue for the company. All of the affiliate links to books promoted on the platform will go to the company (average 4% per sale). The financial model describes revenue projections based on the number of paid users, along with these other sources of income.

Book+Main believes it will establish trust on this platform that does not exist in other online communities in the romance book space. Given that an authentically safe online space did not exist for this community prior to Book+Main Bites, user behavior cannot be evaluated solely on past social media usage. Functionality and features will be built around the most important needs for book lovers in the genre, so users will feel the platform offers more value over time, not less. Authors can test characters and hear directly from their fans through real dialogue. As the platform expands, large publishing houses can use the platform to share content and build momentum from upcoming books which have a much longer timeframe to publish in the traditional sector.

By understanding the market and being nimble and quick to respond, Book+Main will create new features, functions, and experiences, which Book+Main believes will expand the market. The Book+Main Bites platform has attracted new social media users and international users beyond the U.S. with registered users now in more than 150 countries. Once the brand is established, there will be opportunities for a wide range of new products to service our users and additional user types outside of the established user base.

The Company's Products and/or Services

Product / Service	Description	Current Market
Book+Main Bites	Book+Main is an online marketing platform which provides tools for authors and book discovery service for readers that presents readers with excerpts of books chosen by their authors (called Bites).	Romance is the number one grossing genre in the US at $1.44B, with 268M novels sold annually. More than 75M Americans {estimated 2-3x globally} read at least one romance novel per year. And 46% read more than one book per week.

Intellectual Property
The Company owns trademarks for Book+Main and Bites.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87904624	Downloadable software application for use in downloading reading material; downloadable fiction and non-fiction audio books on a variety of topics	BITES	5/2/18	4/2/19	USA

87457955	Computer software to introduce new books or authors; computer software to make referrals in the field of publications, online media, and entertainment; computer software for users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking in the field of publications, online media, and entertainment; downloadable software in the nature of a mobile application for users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking in the field of publications, online media, and entertainment; downloadable electronic online publications, namely, downloadable books, e-books, and short stories in the field of publications and literature IC 016. US 002 005 022 023 029 037 038 050. G & S: Printed matter namely books and short stories in the field of publications and literature IC 035. US 100 101 102. G & S: Promotion and marketing services and related consulting; advertising the published texts of others; promotional services to introduce books, authors, and publishers; promotion and marketing services for authors and publishers; providing business information about and making referrals in the field of publications, online media, and entertainment; business management of authors and publishers; author and publisher representation services in the nature of literary agency services; retail store services featuring printed matter, texts, books, journals and short stories; online retail store services featuring printed matter, digital matter, texts, books, e-books, journals, and short stories IC 041. US 100 101 107. G & S: Education services, namely, online seminars in the field of writing and publishing; entertainment services, namely, live book reading and live reading performances broadcast over video media; publishing	BOOK+MAIN	5/20/2017	2/12/2019	USA

	services, namely, publishing of printed matter, books, e-books, articles, and short stories; digital publishing services, namely, digital video, audio, and multimedia publishing services; publication of printed matter, digital matter, texts, books, e-books, journals, and short stories; publishing of reviews and electronic publications; book and review publishing; providing non-downloadable online electronic publications in the nature of e-books and articles in the field of publications, online media, entertainment and literature; providing information about publications and entertainment IC 042. US 100 101. G & S: Computer services, namely, hosting an on-line community website for readers, authors, and publishers; computer services, namely, hosting an on-line community website for registered users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking in the field of publications, online media, and entertainment; providing temporary use of non-downloadable computer software in the fields of publishing, online media, entertainment and literature; providing temporary use of non-downloadable computer text and graphics display software				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment	Education

		Responsibilities for the Last Three (3) Years	
Tracey Suppo	CEO, President, Director	Strategy, Fundraising, Investor Relations, Marketing	B.S. Business Administration, Marketing Concentration, Boston University
Kyle Backer	COO, Secretary, Director	Business Strategy, Company Operations, Product Management	B.A. Computer Science and Mathematics, Coe College
Melissa Saneholtz	Chief Marketing Officer, Chief Sales Officer	Marketing, Author and Publisher Relations, Sales and Business Development	B.A.S. Communications, Bowling Green State University
Toni McCarty	CFO	Financial Analysis, Financial Management, Accounting and International Business Process Development	B.A. Accounting and International Business, Illinois State University
Christian Lapidus	Chief Culture Officer	Company Culture, Strategic Recruitment, Change Management	M.S. Organization Development, Pepperdine University; B.A. Journalism and Spanish, Indiana University

Tracey Suppo, President, CEO & Director

Tracey's 25-year marketing career includes fashion, cosmetics, live entertainment & real estate. Her most recent role was VP, Marketing at a national commercial RE firm. A lifelong reader, she owns a romance blog/group with 20k+ readers & authors.

Kyle Backer, COO, Secretary & Director

With over 15 years of experience optimizing business operations, Kyle effectively increases efficiency through software design and technology management. He directs company operations and product management for Book+Main.

Melissa Saneholtz, CMO

10+ years in sales and marketing. 4 years in the publishing industry. Melissa has built a strong network within romance. Under her marketing guidance, many authors have achieved USA Today, New York Times, and countless Amazon bestseller titles.

Toni McCarty, CFO

20+ years of experience in business finance and accounting. Toni has experience in developing accounting systems, overseeing accounting departments and is responsible for financial reporting and forecast modeling.

Christian Lapidus, Chief Culture Officer

Kristy Lapidus has spent the last 16 years consulting with senior leaders on complex digital business projects. She focuses on building high performing teams, optimizing organization design, and guiding the delivery of delightful software, fast.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Except for the officers set forth above, the Company has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	$9,214,500
Voting Rights	Standard
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This security is subject to dilution from further issuances, including the conversion of SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	SAFE Type I
Amount outstanding/Face Value	$70,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	This security is subject to dilution from further issuances and will be senior to the securities offered pursuant to Regulation CF.

Type of security	SAFE Type II
Amount outstanding/Face Value	$235,500
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	This security is subject to dilution from further issuances and will be senior to the securities offered pursuant to Regulation CF.

Securities issues pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$114,858
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Shareholder Loans- Promissory Notes
Amount outstanding	$37,400
Interest Rate and Amortization Schedule	0% Interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	1/31/2025

Ownership

A majority of the Company is owned by Tracey Suppo and Kyle Backer.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Tracey Suppo	3,100,000	33.64%
Kyle Backer	3,000,000	32.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C-AR.

Operations

Book+Main, Inc. (**"the Company"**) was incorporated on March 31, 2017 under the laws of the State of Delaware, and is headquartered in Chicago, IL. The Company connects readers with authors of romance novels through excerpts known as Bites.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2019, the Company currently has cash and cash equivalents of $164,027, including accounts receivable of $0 and notes receivable of $0.

The Company has 10,000,000 shares of authorized stock, all of which have been designated as common stock. The Company has no authorized shares of preferred stock. Of the 10,000,000 authorized shares, 9,214,500 shares have been issued and 785,500 are authorized for issuance under an option pool.

Liquidity and Capital Resources

From April 2019 through August 2019 the Company conducted an offering pursuant to Regulation CF and raised $114,858.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit B for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Recipient	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Shares	Allison Hutcheson	$300	300,000 Common Shares	General Working Capital	December 14, 2017	Rule 701
Common Shares	Robert Bo Davis	$50	50,000 Common Shares	General Working Capital	November 10, 2018	Rule 701
Common Shares	Malina Lee	$100	100,000 Common Shares	General Working Capital	November 22, 2018	Rule 701
Common Shares	Jessica Fadden	$100	100,000 Common Shares	General Working Capital	April 26, 2019	Rule 701
Common Shares	Tracey Suppo	$400	400,000 Common Shares	General Working Capital	December 13, 2018	Rule 701
Common Shares	Melissa Saneholtz	$800	800,000 Common Shares	General Working Capital	December 13, 2018	Rule 701)
Common Shares	Melissa Saneholtz	$200	200,000 Common Shares	General Working Capital	June 20, 2018	Rule 701
Common Shares	Kyle Backer	$400	400,000 Common Shares	General Working Capital	December 13, 2018	Rule 701
Common Shares	Matt Thomas	$25	25,000 Common Shares	General Working Capital	June 19, 2018	Rule 701
Common Shares	Christian Lapidus	$50	50,000 Common Shares	General Working Capital	June 7, 2018	Rule 701
Common Shares	Bob Cramer	$100	100,000 Common Shares	General Working Capital	March 30, 2018	Section 4(a)(2)
Common Shares	Tracey Suppo	$2,700	2,700,000 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)
Common Shares	Kyle Backer	$2,600	2,600,000 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)
Common Shares*	David Henke	$2,600	2,600,000 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)
Common Shares	Toni McCarty	$250	250,000 Common Shares	General Working Capital	April 26, 2019	Rule 701
Common Shares	Fenwick & West	$39.50	39,500 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)

Common Shares	Toni McCarty	$50	50,000 Common Shares	General Working Capital	September 10, 2017	Rule 701
Common Shares	Mike Halerz	$25	25,000 Common Shares	General Working Capital	July 25, 2017	Rule 701
Common Shares	Beth Cranford	$50	50,000 Common Shares	General Working Capital	April 26, 2019	Section 4(a)(2)
Common Shares	Christian Lapidus	$50	50,000 Common Shares	General Working Capital	March 7, 2020	Rule 701
SAFE	Levy Revocable Trust**	$25,000	25,000 SAFE Units	General Working Capital	Jan. 22, 2019	Section 4(a)(2)
SAFE	Laura Spitz**	$29,000	29,000 SAFE Units	General Working Capital	December 18, 2018	Section 4(a)(2)
SAFE	Toni McCarty	$10,000	10,000 SAFE Units	General Working Capital	January 12, 2018	Section 4(a)(2)
SAFE	Steve Saneholtz	$10,000	10,000 SAFE Units	General Working Capital	April 12, 2018	Section 4(a)(2)
SAFE	Fenwick & West	$56,500	56,500 SAFE Units	General Working Capital	November 14, 2018	Section 4(a)(2)
SAFE	Laura Roppe	$10,000	10,000 SAFE Units	General Working Capital	April 24, 2018	Section 4(a)(2)
SAFE	Christian Lapidus	$20,000	20,000 SAFE Units	General Working Capital	December 13, 2018	Section 4(a)(2)
SAFE	Stacy Ratner	$25,000	25,000 SAFE Units	General Working Capital	April 13, 2018	Section 4(a)(2)
SAFE	Melissa Saneholtz	$25,000	25,000 SAFE Units	General Working Capital	December 15, 2017	Section 4(a)(2)
SAFE	Genevieve Thiers	$25,000	25,000 SAFE Units	General Working Capital	April 13, 2018	Section 4(a)(2)
SAFE	Lon Levy**	$25,000	25,000 SAFE Units	General Working Capital	February 29, 2019	Section 4(a)(2)
SAFE	Laura & Steven Spitz	$30,000	30,000 SAFE Units	General Working Capital	December 12, 2017	Section 4(a)(2)
SAFE	Adam Mock	$15,000	15,000 SAFE Units	General Working Capital	April 16, 2018	Section 4(a)(2)
SAFE	CJM Ventures, LLC	$25,000	25,000 SAFE Units	General Working Capital	July 1, 2019	Section 4(a)(2)

SAFE	Melinda C. Stanley, as Trustee of the Melinda C Stanley Rev Trust u/a/d/ December 24, 2013	$10,000	10,000 SAFE Units	General Working Capital	August 12, 2019	Section 4(a)(2)
SAFE	Benjamin Kirschner	$10,000	10,000 SAFE Units	General Working Capital	December 11, 2019	Section 4(a)(2)
SAFE	Uday K Mehta and Arpita Patel-Mehta	$25,000	25,000 SAFE Units	General Working Capital	December 17, 2019	Section 4(a)(2)
SAFE	GS7 Investments	$50,000	50,000 SAFE Units	General Working Capital	December 9, 2019	Section 4(a)(2)
SAFE	Laura Spitz	$5,000	5,000 SAFE Units	General Working Capital	December 20, 2019	Section 4(a)(2)
SAFE	Timothy A. Rose	$35,000	35,000 SAFE Units	General Working Capital	December 19, 2019	Section 4(a)(2)
SAFE	Marine Park Investments, LLC	$30,000	30,000 SAFE Units	General Working Capital	December 19, 2019	Section 4(a)(2)
SAFE	GS7 Investments	$12,000	12,000 SAFE Units	General Working Capital	May 22, 2020	Section 4(a)(2)
SAFE	Levy Revocable Trust	$5,694.76	5,694.76 SAFE Units	General Working Capital	May 22, 2020	Section 4(a)(2)
SAFE	Stacy Ratner	$5,694.76	5,694.76 SAFE Units	General Working Capital	May 22, 2020	Section 4(a)(2)
SAFE	Benjamin Kirschner	$2,277.90	2,277.90 SAFE Units	General Working Capital	May 22, 2020	Section 4(a)(2)
SAFE	Laura Spitz	$10,000	10,000 SAFE Units	General Working Capital	May 22, 2020	Section 4(a)(2)
SAFE	Lon Levy	$6,000	6,000 SAFE Units	General Working Capital	May 26, 2020	Section 4(a)(2)
SAFE	Timothy A. Rose	$7,972.67	7,972.67 SAFE Units	General Working Capital	May 27, 2020	Section 4(a)(2)

* 1,600,000 unvested shares were repurchased by the Company on October 1, 2018. 475,000 shares were repurchased by the Company on February 5, 2020.

** Part of January 2019 financing referenced in financial statements.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

EXHIBIT B
Financials

Book+Main, Inc.
Balance Sheet
For Fiscal Years Ending December 31, 2019 & 2018
(Unaudited)

	2019	2018
Assets		
Current Assets		
Cash	$ 164,027	$ 24,349
Accounts Receivable	0	500
Total Current Assets	164,027	24,849
Other Assets	7,900	7,900
Total Assets	$ 171,927	$ 32,749
Liabilities		
Current Liabilities		
Accounts Payable	$ 63,147	$ 42,587
Unearned Revenue	4,340	
Total Current Liabilities	67,487	42,587
Shareholder Loans	37,400	30,000
Total Liabilities	$ 104,887	$ 72,587
Stockholders' Equity (Deficit):		
Common Stock: 10,000,000 authorized shares; 8,439,500 shares as of December 31,2018 and 9,214,500 shares as of December 31, 2019 issued and outstanding	$ 9,215	$ 8,340
SAFE Instruments	599,783	228,125
Accumulated Deficit	(541,958)	(276,302)
Total Stockholders' Equity (Deficit)	67,040	(39,838)
Total Liabilities and Stockholders' Equity	$ 171,927	$ 32,749

Book+Main, Inc.
Statement of Operations
For the Fiscal Years Ended December 31, 2019 and 2018
See accompanying Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenue		
Affiliate Sale Commission	$ 944	$ 1,391
Subscription Revenue	5,155	0
Sponsorship & Other Revenue	11,691	17,250
Total Revenue	17,790	18,641
Expenses		
Marketing	24,779	13,996
Consulting & Professional Fees	218,011	211,417
Operating Expenses	40,656	46,250
Total Expenses	283,446	271,663
Net Loss	$ 265,656	$ 253,022

Book+Main, Inc.
Statement of Members' Capital
For the Fiscal Years Ended December 31, 2019 and 2018
(Unaudited)

| | Common Stock | | | | |
	Number of Shares	Amount	SAFEs	Accumulated Deficit	Total
Balance as of December 31, 2018	8,439,500	$ 8,340	228,125	(276,302)	$ (39,838)
Share Issuance	775,000	875			875
Safe Issuance			371,658		371,658
Net Income (Loss)				(265,656)	(265,656)
Balance as of December 31, 2019	9,214,500	$ 9,215	$ 599,783	$ (541,958)	$ 67,039

Book+Main, Inc.
Statement of Cash Flows
For Years ended December 31, 2019 and 2018
(Unaudited)

		2019		2018
Cash Flow from Operating Activities				
Net Income / Loss	$	(265,656)	$	(253,022)
Adjustments to reconcile Net Income to net cash used in operating activities:				
(Increase) decrease in Accounts Receivable		500		(500)
Increase (decrease) in Accounts Payable		20,560		29,118
Increase (decrease) in Unearned Revenue		4,340		
Net Cash Provided By Operating Activities		(240,256)		(224,335)
Cash Flow from Investing Activities				
Intellectual Property				0
Start Up Costs				0
Depreciation				0
Net Cash Provided by Investing Activities				0
Cash Flow from Financing Activities				
Shareholder Loans		7,400		22,200
Capital Stock Purchases		875		400
SAFE Investments		371,658		198,125
Net Cash provided by Financing Activities		379,933		220,725
Net Change in Cash		139,677		(3,610)
Cash at Beginning of Period		24,349		27,959
Cash at End of Period	$	164,026	$	24,349

Note 1 – Subsequent Events

Additional Shares Issued
During March of 2020, the Company issued an additional 50,000 shares of stock to key employees and contractors in exchange for their services.

Additional SAFEs Issued
In May and June of 2020, the Company is in the process of issuing an additional $49,640.09 of SAFE instruments. Of this amount, $33,694.76 has been received as of June 30, 2020. The remaining $15,945.33 has been committed and is expected to be received in July 2020.

BOOK+MAIN, INC.

(a Delaware corporation)

Unaudited Financial Statements for the Years

Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 24, 2019

To: Board of Directors, Book+Main, Inc.

Re: 2018-2017 Financial Statement Review
        Book+Main, Inc.

We have reviewed the accompanying financial statements of Book+Main, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of operations, owners' equity or deficit, and cash flows for the calendar year(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BOOK+MAIN, INC.
BALANCE SHEET
As of December 31, 2018 and 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2018**	**2017**
Current Assets:		
Cash and cash equivalents	$ 24,349	$ 27,959
Accounts receivable	500	0
Total Current Assets	24,849	27,959
Other assets	7,900	7,900
Total Other Assets	7,900	7,900
TOTAL ASSETS	$ 32,749	$ 35,859
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 42,587	$ 13,399
Total Current Liabilities	42,587	13,399
Long-term Liabilities:		
Loans from shareholder	30,000	7,800
TOTAL LIABILITIES	72,587	21,199
Stockholders' Equity (Deficit):		
Common stock: 10,000,000 authorized shares; 8,439,500 shares as of December 31, 2018 and 8,114,500 shares as of December 31, 2017 issued and outstanding	8,340	7,940
SAFE instruments	228,125	30,000
Accumulated deficit	(276,302)	(23,280)
Total Stockholders' Equity (Deficit)	(39,838)	14,660
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,749	$ 37,124

BOOK+MAIN, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018 and from March 31, 2017 (inception)
through December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Revenues	$ 18,641	$ 0
Operating Expenses:		
Marketing	13,996	421
General and administrative	257,667	21,594
Start-up Costs	0	1,265
Total Operating Expenses	271,663	23,280
Net Income (Loss)	$ (253,022)	$ (23,280)

BOOK+MAIN, INC.
STATEMENT OF MEMBERS' CAPITAL
For the Year Ended December 31, 2018 and from March 31, 2017 (inception)
through December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

| | Common Stock | | | | |
	Number of Shares	Amount	SAFEs	Accumulated Deficit	Total
Balance as of March 31, 2017	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Shares issued	8,114,500	7,940			7,940
SAFE issuance			30,000		30,000
Net Income (Loss)				(23,280)	(23,280)
Balance as of December 31, 2017	**8,114,500**	**7,940**	**30,000**	**(23,280)**	**14,660**
Net share issuance	325,000	400			400
SAFE issuance			198,125		198,125
Net Income (Loss)				(253,022)	(253,022)
Balance as of December 31, 2018	**8,439,500**	**$ 8,340**	**$ 228,125**	**$ (276,302)**	**$ (39,838)**

BOOK+MAIN, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018 and from March 31, 2017 (inception)
through December 31, 2017

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

Cash Flows From Operating Activities		2018		2017
Net Income (Loss)	$	(253,022)	$	(23,280)
Adjustments to reconcile net loss to net cash used				
in operating activities:				
Changes in operating assets and liabilities:				
(Increase) decrease in accounts receivable		(500)		0
Increase (decrease) in accounts payable		29,188		13,399
Net Cash Used In Operating Activities		(224,335)		(9,881)
Cash Flows From Investing Activities				
Costs of intellectual property assets		0		(7,900)
Net Cash Provided By Investing Activities		0		(7,900)
Cash Flows From Financing Activities				
Issuance of SAFE instruments		198,125		30,000
Net proceeds of share issuances		400		7,940
Proceeds of shareholder loans		22,200		7,800
Net Cash Provided By Financing Activities		220,725		45,740
Net Change In Cash and Cash Equivalents		(3,610)		27,959
Cash and Cash Equivalents at Beginning of Period		27,959		0
Cash and Cash Equivalents at End of Period	$	24,349	$	27,959
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	0	$	0
Cash paid for income taxes	$	0	$	0

BOOK+MAIN, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Book+Main, Inc. (referred to as the "Company," "we," "us," or "our"), a corporation formed in Delaware, is an online platform that works as a sales and marketing tool for authors and a book discovery tool for readers. The Company was organized on March 31, 2017 as Bookhive, Inc. and changed its name on May 17, 2017. The Company began operations in 2017 in Chicago, Illinois.

Since Inception, the Company has relied on advances from founder, SAFE notes and the issuance of stock to fund its operations. As of December 31, 2018, the Company had negative working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $24,349 and $27,959 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018 and 2017, the Company had outstanding accounts receivable of $500 and $0, respectively.

Other Assets – Intellectual Property
The Company records intellectual property assets at the cost of purchase or establishment of those assets in accordance with GAAP. As the intellectual assets of the Company do not have a finite life, there is no regular

amortization of those assets. However, the Company routinely analyzes the carrying cost of its intellectual property assets to assess if impairment of those assets is required.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company as of December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized over the term of the contract or subscription agreement.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. Accordingly, the Company expenses a net cost of $1,265 in 2017 associated with the start-up of the Company

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

The Company's software platform has achieved technological feasibility and, accordingly, all software costs are expensed in the period incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SHAREHOLDER NOTE PAYABLE

In 2018 and 2018, the Company received funding from shareholders to obtain working capital. The shareholder loans do not have a fixed maturity or interest rate, but the Company fully intends to repay the shareholders at the appropriate time.

NOTE 4 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2018, the Company had net operating losses. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2018 or 2017.

The Company is subject to tax in the U.S and is current with all of its filing obligations. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not involved in any litigation or is under threat of any litigation.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and has not achieved profitable operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Additional Shares Issued
During January and February 2019, the Company issued an additional 175,000 shares of stock to key employees and contractors in exchange for their services. An additional 700,000 shares have also been set aside for assignment to other key employees and contractors as needed.

Additional SAFEs Issued

In January 2019, the Company issued an additional $79,000 of SAFE instruments. Of this amount, $29,000 was signed and committed by December 31, 2018, but the funds were not received and the agreement closed until January. The Company is recording the entire $79,000 in 2019.

Anticipated Crowdfunded Offering

The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 24, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.